FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material fact dated September 7, 2012

MATERIAL FACT

With regard to the currently outstanding “Valores Santander”, for which a prospectus was registered with the Spanish Comisión Nacional del Mercado de Valores on September 19, 2007, Banco Santander hereby gives notice that it received conversion requests in relation to 37,160 of such “Valores Santander” in the voluntary conversion period ended September 3, 2012. Pursuant to the terms of such securities, Banco Santander has issued 14,333,873 new shares in exchange for those “Valores Santander”, which represent 0.14% of the share capital post-increase.

The public deed formalising the capital increase has been registered with the Commercial Registry of Cantabria today. It is envisaged that the authorisation for the admission to listing of the new shares in the Spanish Stock Exchanges will be granted on September 11, 2012, with ordinary trading of such shares commencing on September 12, 2012.

After such issue, the share capital of Banco Santander amounts to 4,949,380,370 Euros, represented by 9,898,760,740 ordinary shares.

Boadilla del Monte (Madrid), September 7, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 7, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President